UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Todhunter International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Michael E. Carballo
Angostura Limited
Corner Eastern Main Road & Trinity Avenue
Laventille, Trinidad & Tobago
(868) 623-2101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889050 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angostura Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Trinidad & Tobago

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,294,583

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,294,583

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,294,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.75%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D relates to the shares of common stock (the “Shares”) of Todhunter International, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.  This Amendment No. 10 amends and supplements the Schedule 13D initially filed by Angostura Limited (“Angostura”) on July 3, 1999.  The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a)    On June 8, 2004, Angostura entered into a Subscription Agreement with Todhunter to purchase 714,285 Todhunter Shares from Todhunter for $10 million, or $14.000014 per Share.  The transaction closed on June 17, 2004 upon American Stock Exchange approval of Todhunter’s listing application with respect to such 714, 285 Shares.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see the response to Item 4(a) above.

Item 7.	Material to Be Filed as Exhibits
The Subscription Agreement was included as Exhibit 10.1 to Todhunter’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 10, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2004
Date
ANGOSTURA LIMITED /s/ Michael E. Carballo
Signature
Michael E. Carballo/Group Company Secretary and Treasurer
Name/Title